UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the matter of	)
	)	Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)
Pioneer Bond Fund
Pioneer High Yield Fund
Pioneer Ibbotson Asset Allocation Series
Pioneer Series Trust VI
Pioneer Series Trust VII
Pioneer Short Term Income Fund
Pioneer Strategic Income Fund
Pioneer Variable Contracts Trust
Pioneer Investment Management, Inc.
) ) ) ) ) ) ) ) )
)
60 State Street Boston, Massachusetts 02109-1820	) )	File No.
)

As filed with the Securities and Exchange Commission on:

Direct all written and oral communications concerning this Application to:

Dorothy E. Bourassa, Esq.
Pioneer Investment Management, Inc.
60 State Street
Boston, Massachusetts 02109-1820

With copies to:
Roger P. Joseph, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

This Application (including exhibits) consists of 17 pages.

I. INTRODUCTION
Pioneer Bond Fund, Pioneer High Yield Fund, Pioneer Ibbotson Asset Allocation Series, Pioneer Series Trust VI, Pioneer Series Trust VII, Pioneer Short Term Income Fund, Pioneer Strategic Income Fund, Pioneer Variable Contracts Trust (together with Pioneer Bond Fund, Pioneer High Yield Fund, Pioneer Ibbotson Asset Allocation Series, Pioneer Series Trust VI, Pioneer Series Trust VII, Pioneer Short Term Income Fund and Pioneer Strategic Income Fund, the “Trusts”) and Pioneer Investment Management, Inc. (the “Adviser”) (together with the Trusts, the “Applicants”) hereby file this Application (the “Application”), for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) exempting the Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trusts and any other registered open-end investment company advised by the Adviser or any person controlling, controlled by or under common control with the Adviser that operates, or is permitted to operate, as a “fund of funds” (the “Applicant Funds”) and which invests, or is permitted to invest, in other Pioneer funds (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).1

1 Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the requested order will do so only in accordance with the terms and conditions in this application.

II. THE APPLICANTS
A.	The Trusts and the Applicant Funds

The Trusts are organized as Delaware statutory trusts and are registered under the Act as open-end management investment companies. The existing Applicant Funds are separate investment portfolios of the Trusts, each of which operates, or is permitted to operate, as a “fund of funds” that invests, or is permitted to invest, in other registered investment companies in reliance on Section 12(d)(1)(G) of the Act. The Applicant Funds are not prohibited from investing directly in securities that are not issued by an investment company, and they may invest directly in non-investment company securities in the future in reliance on Rule 12d1-2(a) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

B.	The Adviser

The Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser and administrator to each of the Applicant Funds.  The Adviser is a direct, wholly-owned subsidiary of Pioneer Investment Management USA Inc. and is an indirect, wholly-owned subsidiary of Pioneer Global Asset Management S.p.A. and its parent UniCredit S.p.A. (“UniCredit”).  UniCredit is an Italian banking company and global financial services organization that engages in retail banking, corporate banking, investment banking, asset management, consumer credit, mortgages, and leasing activities.

III. THE APPLICANTS’ PROPOSAL
Each Applicant Fund currently invests, or is permitted to invest, in certain Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, the Applicant Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The opportunity to invest in Other Investments will allow the Applicant Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative may allow an Applicant Fund to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund. Each Applicant Fund would use Other Investments for a purpose that is consistent with the Applicant Fund’s investment objectives, policies, strategies and limitations. Consistent with their fiduciary obligations under the Act, each Applicant Fund’s Board will review the advisory fees charged by the Applicant Fund’s investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Fund may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS
Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies.
In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end company or registered unit investment trust if:

(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)
the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III)	with respect to

(aa)
securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb)
securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)
the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the Act.2 That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:
(1)
Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.3 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”4 The passage of the Rule also reflects the Commission’s

2 See Fund of Funds Investments, Investment Company Act Rel. No. IC-27399 (June 20, 2006) (the “Adopting Release”).

3 See Adopting Release at 17, n.58.

4 Id. at 17-18.

response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”5
Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.6 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:
The Commission, . . . by order upon application may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.7 Section 12(d)(1)(G) reflects a determination by Congress that certain

5 See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

6 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968). The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

7 See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

fund of funds arrangements do not raise the concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.8 The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.
Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Funds a broader array of investment options through which to pursue their investment objectives.
Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act,” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

8 While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.

V. SUPPORTING PRECEDENT
The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(l)(G) and Rule 12d1-2 to invest in Other Investments. See, e.g., Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Act Rel. Nos. 28936 (September 30, 2009) (order) and 28896 (September 4, 2009) (notice); UBS Funds, et al., File No. 812-13453, Investment Company Act Rel. Nos. 28122 (Jan. 16, 2008) (order) and 28080 (Dec. 19, 2007) (notice); Vanguard STAR Funds, et al., File No. 812-13412, Investment Company Act Rel. Nos. 28024 (Oct. 24, 2007) (order) and 28009 (Sept. 28, 2007) (notice).

VI. APPLICANTS’ CONDITION
Applicants agree that any order granting the requested relief will be subject to the following condition:
1. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER
Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS
Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all communications concerning this Application should be directed to Dorothy E. Bourassa, General Counsel, Pioneer Investment Management, Inc., 60 State Street, Boston, Massachusetts 02109-1820, with a copy to Roger P. Joseph, Esq., Bingham McCutchen LLP, One Federal Street, Boston, Massachusetts 02110-1726.
Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements for the execution and filing of this Application on behalf of Applicants have been complied with in accordance with the Agreement and Declaration of Trust and By-Laws of the Trusts and the corporate organizational documents of the Adviser, and the undersigned officer of the Applicants is fully authorized to execute this Application and any further amendments thereto. The Trusts have adopted the resolutions attached as Exhibit A authorizing the filing of the Application. The Verifications required by Rule 0-2(d) under the Act is attached as Exhibit B.

 [Signature page follows]

SIGNATURES

Each of the investment companies listed below has caused this Application to be duly executed on its behalf this 10th day of December, 2009.

PIONEER BOND FUND

By:	/s/ Dorothy E. Bourassa
Name:	Dorothy E. Bourassa
Title:	Secretary

PIONEER HIGH YIELD FUND

By:	/s/ Dorothy E. Bourassa
Name:	Dorothy E. Bourassa
Title:	Secretary

PIONEER IBBOTSON ASSET ALLOCATION SERIES, on behalf of each of its series

By:	/s/ Dorothy E. Bourassa
Name:	Dorothy E. Bourassa
Title:	Secretary

PIONEER SERIES TRUST VI, on behalf of each of its series

By:	/s/ Dorothy E. Bourassa
Name:	Dorothy E. Bourassa
Title:	Secretary

PIONEER SERIES TRUST VII, on behalf of each of its series

By:	/s/ Dorothy E. Bourassa
Name:	Dorothy E. Bourassa
Title:	Secretary

PIONEER SHORT TERM INCOME FUND

By:	/s/ Dorothy E. Bourassa
Name:	Dorothy E. Bourassa
Title:	Secretary

PIONEER STRATEGIC INCOME FUND

By:	/s/ Dorothy E. Bourassa
Name:	Dorothy E. Bourassa
Title:	Secretary

PIONEER VARIABLE CONTRACTS TRUST, on behalf of each of its series

By:	/s/ Dorothy E. Bourassa
Name:	Dorothy E. Bourassa
Title:	Secretary

Pioneer Investment Management, Inc. has caused this Application to be duly executed on its behalf this 10th day of December, 2009.

PIONEER INVESTMENT MANAGEMENT, INC.

By:	/s/ Dorothy E. Bourassa
Name:	Dorothy E. Bourassa
Title:	Senior Vice President, Secretary and General Counsel

EXHIBITS

Exhibit A - Certificate of Authorization	A-1

Exhibit B - Verifications	B-1 and B-2

EXHIBIT A

CERTIFICATION OF AUTHORIZATION

The undersigned hereby certifies that she is Secretary of each of Pioneer Bond Fund, Pioneer High Yield Fund, Pioneer Ibbotson Asset Allocation Series, Pioneer Series Trust VI, Pioneer Series Trust VII, Pioneer Short Term Income Fund, Pioneer Strategic Income Fund and Pioneer Variable Contracts Trust and further certifies that the following resolutions were duly adopted by each of their Boards on November 10, 2009, and are still in full force and effect.

RESOLVED, that the President, any Vice President, the Treasurer, the Secretary, and any Assistant Secretary of each of Pioneer Bond Fund, Pioneer High Yield Fund, Pioneer Ibbotson Asset Allocation Series, Pioneer Series Trust VI, Pioneer Series Trust VII, Pioneer Short Term Income Fund, Pioneer Strategic Income Fund and Pioneer Variable Contracts Trust (each a “Trust”) be, and each of them acting singly hereby is, authorized, in the name and on behalf of each Trust, to prepare, execute and file with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for each Trust and other investment companies pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an order granting an exemption from the provisions of Rule 12d1-2(a) under the 1940 Act, as any such officer of the Trusts shall deem necessary of appropriate to conduct the Trusts’ business.

FURTHER RESOLVED, that the President, any Vice President, the Treasurer, the Secretary and any Assistant Secretary of each Trust be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable or appropriate to the implementation and performance of the preceding resolution and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.

IN WITNESS WHEREOF, I have hereunto set my hand, this 10th day of December, 2009.

           /s/ Dorothy E. Bourassa
           Dorothy E. Bourassa
           Secretary

A-1

EXHIBIT B-1

VERIFICATION

The undersigned states that she has duly executed the attached Application dated December 10, 2009 for and on behalf of each of Pioneer Bond Fund, Pioneer High Yield Fund, Pioneer Ibbotson Asset Allocation Series, Pioneer Series Trust VI, Pioneer Series Trust VII, Pioneer Short Term Income Fund, Pioneer Strategic Income Fund and Pioneer Variable Contracts Trust (the “Trusts”); that she is the Secretary of the Trusts; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further states that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

             PIONEER BOND FUND

             PIONEER HIGH YIELD FUND

             PIONEER IBBOTSON ASSET ALLOCATION SERIES

             PIONEER SERIES TRUST VI

             PIONEER SERIES TRUST VII

             PIONEER SHORT TERM INCOME FUND

             PIONEER STRATEGIC INCOME FUND

             PIONEER VARIABLE CONTRACTS TRUST

             By /s/ Dorothy E. Bourassa
                                    Name:  Dorothy E. Bourassa
                                 Title:  Secretary

B-1

EXHIBIT B-2

VERIFICATION

The undersigned states that she has duly executed the attached Application dated December 10, 2009 for and on behalf of Pioneer Investment Management, Inc. ("PIM"); that she is the Senior Vice President, Secretary and General Counsel of PIM; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further says that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

PIONEER INVESTMENT MANAGEMENT, INC.

By	/s/ Dorothy E. Bourassa
Name: Dorothy E. Bourassa
Title:	Senior Vice President, Secretary and General Counsel

B-2